COASTWAY BANCORP, INC. FORM 11-K FOR DECEMBER 31, 2016
FORM 11-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-36263

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Coastway Community Bank 401(k) Retirement Plan

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Coastway Bancorp, Inc.
One Coastway Blvd.
Warwick, RI  02886

COASTWAY COMMUNITY BANK 401(k)
RETIREMENT PLAN

Financial Statements and
Supplementary Schedule

December 31, 2016 and 2015

(With Reports of Independent Registered Public Accounting Firms Thereon)

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULE

December 31, 2016 and 2015

Page
1
(a) Reports of Independent Registered Public Accounting Firms

(b) Financial Statements:
Statements of Net Assets Available for Plan Benefits	3
Statement of Changes in Net Assets Available for Plan Benefits	4
Notes to the Financial Statements	5

(c) Supplementary Schedule (Note A):
Schedule of Assets (Held at End of Year)	12
(d) Exhibit 23.1 Consents of Independent Registered Public Accounting Firms	13

Note A: Schedules not included with this supplementary data have been omitted because they are not applicable.

Report of Independent Registered Accounting Firm

To the Plan Administrator and Audit Committee of
Coastway Community Bank 401(k) Retirement Plan
Warwick, RI

We have audited the accompanying statement of net assets available for plan benefits of the Coastway Community Bank 401(k) Retirement Plan as of December 31, 2016, and the related statement of changes in net assets available for plan benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2016, and the changes in net assets available for plan benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Coastway Community Bank 401(k) Retirement Plan's financial statements.  The supplemental schedule is the responsibility of the Plan's management.  Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

New York, New York
June 6, 2017

Report of Independent Registered Accounting Firm

To the Plan Administrator and Audit Committee of
Coastway Community Bank 401(k) Retirement Plan:

We have audited the accompanying Statement of Net Assets Available for Plan Benefits of the Coastway Community Bank 401(k) Retirement Plan (the "Plan") as of December 31, 2015.  This financial statement is the responsibility of the Plan's management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan's internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ KAHN, LITWIN, RENZA & CO., LTD.

Providence, Rhode Island
June 6, 2017

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2016 and 2015

	2016	2015
Assets

Investments:
Investments at fair value	$ 10,403,478	$ 9,052,732
Investments at contract value	3,153,036	2,797,875
	13,556,514	11,850,607

Receivables:
Employer contributions	217,308	213,146

Net Assets Available for Plan Benefits	$ 13,773,822	$ 12,063,753

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 2016

Additions to net assets attributed to:
Investment income:
Interest and dividends	$ 110,572
Net appreciation in fair value of investments	919,822
1,030,394

Contributions:
Participant	712,422
Employer	563,037
Rollovers	2,479
1,277,938

Total additions	2,308,332

Deductions from net assets attributed to:
Benefit payments to participants	544,556
Administrative expenses	53,707
Total deductions	598,263

Net increase	1,710,069

Net Assets Available for Plan Benefits:
Beginning of year	12,063,753

End of year	$ 13,773,822

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2016 and 2015

1.             Description of Plan

The following description of the Coastway Community Bank 401(k) Retirement Plan (the Plan) is intended to provide only general information regarding the Plan. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General
The Plan, established on January 1, 1969, covers substantially all eligible employees of the Coastway Community Bank (the Employer or Plan Sponsor) who have completed six months of service, as defined by Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All investments are participant-directed.

The Plan Sponsor is also the administrator of the Plan. As administrator, the Plan Sponsor has exclusive authority and responsibility for all matters in connection with the operation and administration of the Plan.  Delaware Charter Guarantee & Trust Company d/b/a Principal Trust Company (Principal) is the appointed trustee of the Plan and acts at the direction of the Plan Administrator.

During December 2013, the Plan Sponsor amended the Plan to incorporate company stock of the Plan Sponsor into the Plan's investment offerings to the eligible participants in 2014.  The Plan was restated effective January 1, 2015 to change the eligibility age to 21 and to comply with The Pension Protection Act as well as recent legislation and regulatory changes.

Contributions
Participants may elect to contribute pretax annual compensation, not to exceed annual limitations as provided by the Internal Revenue Code. Participants may contribute amounts representing distributions from other qualified plans (rollover contributions). The Plan also provides for participant catch-up contributions.

The Plan Sponsor matches, under safe harbor provisions, participant contributions equal to 100% of each participant's contributions, up to a maximum of 5% of the participant's eligible compensation. The Plan Sponsor also may make discretionary contributions as determined by the Board of Directors of the Plan Sponsor. For the year ended December 31, 2016, the Plan Sponsor elected to make discretionary contributions to the Plan of $221,427, before the application of forfeitures.

Participant Accounts
Each participant's account is credited with the participant's contribution, the Plan Sponsor's safe harbor matching and discretionary contributions, and their allocation of Plan earnings and losses and any expenses incurred. Allocations are based on participant compensation or individual participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2016 and 2015

Vesting
Participants are immediately vested in their contributions as well as the Plan Sponsor's safe harbor matching contributions, plus the allocation of Plan earnings on those contributions, at the time of allocation. Participants become vested in the Plan Sponsor's discretionary contributions and the allocation of Plan earnings on those contributions as follows: 20% after 1 year, 40% after 2 years, 60% after 3 years, 80% after 4 years and 100% after 5 years. Participants are immediately 100% vested in all accounts upon death, disability or retirement age.

Payment of Benefits
Upon termination of employment for any reason, a participant or beneficiary will be entitled to the value in their vested account balance. The Plan allows for in-service distributions of the participant's vested accounts upon reaching the age of 59½ or due to hardship, as defined by the Plan. In-service withdrawals are also permitted for rollover, Roth contribution, and Plan Sponsor matching and discretionary contributions that have been in the Plan for more than two years at any time. If a participant's vested balance is equal to or less than $1,000, the participant will receive an immediate cash-out of their vested account balance, and the non-vested portion shall be treated as a forfeiture. If a participant's vested balance exceeds $1,000 and is equal to or less than $5,000, the amount will be rolled over to an individual retirement plan designated by the trustee, unless otherwise directed by the participant.

Forfeitures
Participants in the Plan who leave the employment of the Plan Sponsor before completing five years of service forfeit the non-vested portion of their accounts. Forfeited non-vested accounts may be used to reduce Plan Sponsor contributions or pay administrative expenses. Forfeitures of $4,119 were used to reduce Plan Sponsor contributions for the year ended December 31, 2016.

Plan Termination
The Employer expects to continue the Plan indefinitely. However, the Employer reserves the right to amend the Plan or contributions thereto, at any time and in any manner that it deems advisable, provided that no amendment shall have the effect of diverting Plan assets for purposes other than for the exclusive benefit of the Plan participants and any Plan termination would be subject to the provisions of ERISA. In the event of Plan termination, the participants would become fully vested and entitled to receive all amounts credited to their accounts.

2.   Summary of Significant Accounting Policies

Basis of Accounting
The Plan's financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition
Investments are reported at fair value, excluding the guaranteed interest contract, which is reported at contract value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2016 and 2015

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation included in the fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Contributions
Participant and Plan Sponsor matching contributions are recorded weekly when the Plan Sponsor remits the payroll deductions for investment into the Plan. Plan Sponsor discretionary contributions are recorded at the end of the year, if applicable.

Payment of Benefits
Benefits are recognized when paid to participants or their designated beneficiaries.

Administrative Expenses
Expenses incurred in the administration of the Plan are paid by the Plan Sponsor unless the Plan Sponsor directs that such expenses shall be paid by the Plan. The Plan makes direct payment to Principal for administrative services.  Investment management and recordkeeping fees, if applicable, are paid by the Plan through revenue sharing as a reduction of investment income (net appreciation or depreciation) from the related investment fund.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets.  Accordingly, actual results may differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options with various investment objectives.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Financial Instruments with a Concentration of Credit Risk
The Plan's investments are held by a single trustee. The Plan's exposure to credit risk is associated with the outside entities' non-performance of their fiduciary responsibilities relating to these amounts as specified in the agreements. Benefits provided by the Plan are not insured or guaranteed by the Pension Benefit Guaranty Corporation.

New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to present investments for which the practical expedient is used to measure fair value at net asset value (NAV) within the fair value hierarchy table.  Instead, an entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for plan benefits.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2016 and 2015

In July 2015, FASB issued Accounting Standards Update ASU 2015-12, Plan Accounting:  Defined Benefit Pension Plan (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which simplifies the required disclosures related to employee benefit plans.  Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive investment contracts.  Contract value is the only required measure for fully benefit-responsive investment contracts.  Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for plan benefits, as well as the net appreciation or depreciation of fair values by type.  Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks.  Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset.  Part III allows plans to measure investments using values from the end of the calendar month closest to the plan's fiscal year end.

The Plan retrospectively adopted ASU 2015-07 and ASU 2015-12, parts I and II, as of January 1, 2016, and applied the ASUs as required.  The adoption of these ASUs did not have a significant impact on the net assets available for plan benefits or the statement of changes in net assets available for plan benefits,

3.	Investment Contract with Insurance Company

Authoritative guidance defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts held by defined contribution, health and welfare and pension plans.

The Plan entered into an investment contract with Principal beginning October 16, 2013. Specifically, the Plan invests in the Principal Fixed Income Guaranteed Option, which is a group annuity contract that is considered fully benefit-responsive. This type of contract does not have specific underlying assets assigned.  Contributions allocated to the guaranteed interest contract are backed by the general account of Principal. The value of the contract included in the financial statements, as reported to the Plan by Principal, is equal to the sum of the contributions made under the contract, less participant withdrawals and administrative expenses. The contract value of funds allocated to the general account with the insurance carrier at December 31, 2016 and 2015 was $3,153,036 and $2,797,875, respectively. Investments in the general account are guaranteed by Principal.

Differences between valuation at contract value and fair value is determined through the crediting rate formula provided for in the underlying fund's "wrapper" contracts. As underlying investment funds have unrealized and realized losses, the interest crediting rate may be lower over time than current market rates at such a specified time. Additionally, if the underlying portfolio generates realized and unrealized gains, an investor currently redeeming underlying fund units may forego any benefit related to a future crediting rate higher than corresponding current market rates.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2016 and 2015

The difference between the book and market value of each contract is periodically amortized into each contract's crediting rate. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting.

As required by authoritative guidance, the Plan's investments in guaranteed interest contracts holding fully benefit-responsive investment contracts are reported at contract value in the Plan's Statements of Net Assets Available for Plan Benefits. Certain events limit the Plan's ability to transact at contract value with Principal Life Insurance Company. Such events include the following: amendments to the Plan documents, changes to Plan's prohibition on competing investment options or deletion of equity wash provisions, bankruptcy of the Plan Sponsor or other Plan Sponsor events that cause a significant withdrawal from the Plan, or the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974.  The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with Plan participants, is probable.

4.	Fair Value Measurements

The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets (level 1) and the lowest priority to unobservable inputs (level 3).  The three levels of fair value hierarchy and inputs to the valuation methodologies are described as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets the Plan has the ability to access.

Level 2 inputs are other than quoted prices in active markets that are observable either directly or indirectly for the asset.  Such inputs are derived principally from or corroborated by observable market data by correlation or other means, over substantially the full contractual term of the asset, if applicable.

Level 3 inputs are unobservable and significant to the fair value measurement. Such inputs generally rely on the Plan's own assumptions about the assumptions that market participants would use in pricing the asset.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2016 and 2015

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis:

Coastway Bancorp, Inc. common stock:  Valued at the closing stock price reported on the active market on which the security is traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Pooled separate accounts: Valued using the NAV as a practical expedient, provided by the administrator of the fund based on the valuation of the underlying investments.

As of December 31, 2016, the Plan's investments that are reported at fair value in the accompanying Statement of Net Assets Available for Plan Benefits as follows:

	Level 1	Level 2	Level 3	Total
Coastway Bancorp, Inc. common stock	$ 1,378,503	$ --	$ --	$ 1,378,503
Mutual funds	5,642,184	--	--	5,642,184
Pooled separate accounts	N/A	N/A	N/A	3,382,791

Total	$ 7,020,687	$ --	$ --	$ 10,403,478

As of December 31, 2015, the Plan's investments are reported at fair value in the accompanying Statement of Net Assets Available for Plan Benefits as follows:

	Level 1	Level 2	Level 3	Total
Coastway Bancorp, Inc. common stock	$ 1,148,653	$ --	$ --	$ 1,148,653
Mutual funds	5,202,387	--	--	5,202,387
Pooled separate accounts	N/A	N/A	N/A	2,701,692

Total	$ 6,351,040	$ --	$ --	$ 9,052,732

At December 31, 2016 and 2015, there are no unfunded commitments, redemption restrictions or advance notice requirements related to pooled separate accounts disclosed above.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2016 and 2015

5. Income Tax Status

The Plan is an adoption of a defined contribution prototype plan. An IRS determination letter has not been requested. The prototype plan has received an opinion letter dated September 30, 2014, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the opinion letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability for any uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Party-In-Interest and Related Party Transactions

As of December 31, 2016 and 2015, certain Plan investments, such as the Guaranteed Investment Contract and investments in Pooled Separate Accounts are held and managed by Principal Life Insurance Company, which is an affiliate of Principal.  In addition, Coastway Bancorp, Inc. Stock is held by Principal.   Principal is the trustee of the Plan. Therefore, these transactions qualify as party-in-interest transactions. The Plan made direct payment to Principal for administrative services of $53,707 for the year ended December 31, 2016, which are considered party-in-interest transactions.

A portion of the Plan's investments include 88,083 and 87,818 shares of common stock of the Employer's holding company, Coastway Bancorp, Inc., at December 31, 2016 and 2015, with a fair value of $1.4 million and $1.1 million at December 31, 2016 and 2015, respectively and, therefore, these transactions qualify as exempt related party transactions. There was no dividend income for the year ended December 31, 2016 related to Coastway Bancorp, Inc. stock.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2016 and 2015

		Employer Identification Number: 46-1710155
		Plan Number: 002

(a)		(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

		Guaranteed Interest Contract:
*		Principal	Fixed Income Guaranteed Option	**	$3,153,036
		Employer Common Stock:
*		Coastway Bancorp, Inc.	Common Stock	**	1,378,503
		Mutual Funds:
		American Beacon	Small Cap Value Inv Fund	**	257,546
		American Funds	Europacific Growth R4 Fund	**	683,838
		American Funds	New World R-4 Fund	**	15,750
		Clearbridge Institutional Funds	Small Cap Growth Fund	**	129,111
		Clearbridge Institutional Funds	Aggressive Growth A Fund	**	391,679
		Federated Security Corp.	Federated Global Allocation A Fund	**	150,856
		Fidelity Investments	Fidelity Advisor Total Bond A Fund	**	1,173,700
		Franklin Templeton Investments	Global Bond A Fund	**	88,676
		Ivy Funds	Science & Technology A Fund	**	35,787
		Loomis Sayles	Bond Retail Fund	**	125,358
		Morgan Stanley	Institutional Growth A Fund	**	355,052
		Oppenheimer	Global A Fund	**	592,610
		PIMCO	Real Return A Fund	**	150,875
		Ridgeworth Funds	Large Cap Value Equity I Fund	**	1,050,282
		Wells Fargo	Advantage Discovery Fund	**	125,407
		Wells Fargo	Special Mid Cap Value	**	315,657
		Total Mutual Funds		**	5,642,184
		Pooled Separate Accounts:
*		Principal	Bond Market Index Separate Account Fund	**	267,241
*		Principal /Edge Asset Management	Income Separate Account Fund	**	1,257,013
*		Principal	Large Cap S&P 500 Index Separate Account Fund	**	1,124,760
*		Principal	Mid Cap S&P 400 Index Separate Account Fund	**	371,857
*		Principal	Small Cap S&P 600 Index Separate Account Fund	**	361,920
		Total Pooled Separate Accounts		**	3,382,791

				**	$13,556,514

	*	Indicates party-in interest to the Plan.
	**	Not applicable for participant-directed investments.

See accompanying report of independent registered public accounting firm.

Signatures

The Plan:  Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

       Administrator, Coastway Community Bank 401(k) Retirement Plan

By:      /s/ Richard H. Petrarca
Richard H. Petrarca                   (name)
Chief Operating Officer            (title)
Coastway Community Bank    (bank)

Date:  June 6, 2017